Exhibit 99.1

REFOCUS GROUP, INC.

(formerly VeryBestoftheInternet.com, Inc.)

Financial Statements

and

Independent Auditor’s Report

December 31, 2002 and 2001

REFOCUS GROUP, INC.

(formerly VeryBestoftheInternet.com, Inc.)

CONTENTS

Report of Independent Certified Public Accountants

Financial Statements

Balance Sheets as of December 31, 2002 and 2001

Statements of Operations and Comprehensive Loss for the years ended December 31, 2002 and 2001 and for the period from November 21, 2000 (date of incorporation) through December 31, 2002

Statement of Changes in Stockholders’ Equity for the period from November 21, 2000 (date of incorporation) through December 31, 2002

Statements of Cash Flows for the years ended December 31, 2002 and 2001 and for the period from November 21, 2000 (date of incorporation) through December 31, 2002

Notes to Financial Statements

[S. W. HATFIELD, CPA LETTER HEAD]

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders

Refocus Group, Inc.

We have audited the accompanying balance sheets of Refocus Group, Inc. (formerly VeryBestoftheInternet.com, Inc.) (a Delaware corporation and a development stage company) as of December 31, 2002 and 2001 and the related statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows for the years ended December 31, 2002 and 2001 and for the period from November 21, 2000 (date of incorporation) through December 31, 2002, respectively.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Refocus Group, Inc. (formerly VeryBestoftheInternet.com, Inc.) as of December 31, 2002 and 2001and the results of its operations and cash flows for the years ended December 31, 2002 and 2001 and for the period from November 21, 2000 (date of incorporation) through December 31, 2002, respectively, in conformity with generally accepted accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note C to the financial statements, the Company has not been able to fully implement it’s business plan nor generate any revenues.  The Company has been primarily dependent upon its initial capitalization and the proceeds of an initial public offering of the Company’s equity securities and loans from minority shareholders to provide working capital.  This situation raise substantial doubt about the Company’s ability to continue as a going concern.  The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.

S. W. HATFIELD, CPA
Dallas, Texas
February 18, 2003

REFOCUS GROUP, INC.

(formerly VeryBestoftheInternet.com, Inc.)

(a development stage enterprise)

BALANCE SHEETS

December 31, 2002 and 2001

	December 31, 2002	December 31, 2001
ASSETS
Current assets
Cash on hand and in bank	$144	$47,451
Total current assets	144	47,451

Other assets
Website technology, net of permanent impairment in carrying value of approximately $34,030	2,000	—
Total other assets	2,000	—

Total Assets	$2,144	$47,451

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable - trade	$2,322	$5,931
Working capital loan	4,000	4,000
Due to shareholder	4,976	3,448
Accrued interest payable	398	134
Total current liabilities	11,696	13,513

Commitments and contingencies

Stockholders’ equity
Preferred stock - $0.0001 par value 10,000,000 shares authorized. None issued and outstanding.	—	—
Common stock - $0.0001 par value. 60,000,000 shares authorized. 58,835,688 shares issued and outstanding, respectively	5,884	5,884
Additional paid-in capital	71,788	59,788
Deficit accumulated during the development stage	(87,224)	(26,584)
	(9,552)	39,088
Stock subscription receivable	—	(5,150)

Total stockholders’ equity	(9,552)	33,938

Total Liabilities and Stockholders’ Equity	$2,144	$47,451

The accompanying notes are an integral part of these financial statements.

REFOCUS GROUP, INC.

(formerly VeryBestoftheInternet.com, Inc.)

(a development stage enterprise)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Years ended December 31, 2002 and 2001 and

Period from November 21, 2000 (date of incorporation) through December 31, 2002

	Year ended December 31, 2002	Year ended December 31, 2001	Period from November 21, 2000 (date of incorporation) through December 31, 2002

Revenues	$—	$—	$—

Cost of Sales	—	—	—

Gross Profit	—	—	—

Operating expenses
Organizational and start-up costs	—	—	1,000
Officer compensation	12,000	12,000	24,000
Legal and professional fees	9,965	8,829	18,794
General and administrative expenses	4,381	4,621	9,002
Interest expense	264	134	398
Total operating expenses	26,610	25,584	53,194

Loss from operations	(26,610)	(25,584)	(53,194)

Other income (expense)
Impairment adjustment of carrying value of capitalized website development costs	(34,030)	—	(34,030)

Loss before provision for income taxes	(60,640)	(25,584)	(87,224)

Provision for income taxes	—	—	—

Net Loss	(60,640)	(25,584)	(87,224)

Other comprehensive income	—	—	—

Comprehensive Loss	$(60,640)	$(25,584)	$(87,224)

Loss per weighted-average share of common stock outstanding, computed on net loss - basic and fully diluted	nil	nil	nil

Weighted-average number of common shares outstanding	58,835,688	58,216,375	58,522,608

The accompanying notes are an integral part of these financial statements.

REFOCUS GROUP, INC.

(formerly VeryBestoftheInternet.com, Inc.)

(a development stage enterprise)

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

Period from November 21, 2000 (date of incorporation) through December 31, 2002

	Common Stock		Additional paid-in capital	Accumulated deficit	Stock subscription receivable	Total
	Shares	Amount
Common stock issued at initial capitalization	9,720,000	$972	$—	$—	$—	$972
Effect of 5.9893386 for 1 forward stock split	48,496,375	4,850	(4,850)	—	—	—

Capital contributed to support operations	—	—	1,000	—	—	1,000

Net loss for the period	—	—	—	(1,000)	—	(1,000)

Balances at December 31, 2000	58,216,375	5,822	(3,850)	(1,000)	—	972

Proceeds from sale of common stock	103,400	10	51,690	—	(5,150)	46,550
Effect of 5.9893386 for 1 forward stock split	515,913	52	(52)	—	—	—
Capital contributed by officers in the form of executive compensation	—	—	12,000	—		12,000
Net loss for the year	—	—	—	(25,584)	—	(25,584)

Balances at December 31, 2001	58,835,688	5,884	59,788	(26,584)	(5,150)	33,938

Collection of stock subscription receivable	—	—	—	—	5,150	5,150

Capital contributed by officers in the form of executive compensation	—	—	12,000	—		12,000

Net loss for the year	—	—	—	(60,640)	—	(60,640)

Balances at December 31, 2002	58,835,688	$5,884	$71,788	$(87,224)	$—	$(9,552)

REFOCUS GROUP, INC.

(formerly VeryBestoftheInternet.com, Inc.)

(a development stage enterprise)

STATEMENTS OF CASH FLOWS

Years ended December 31, 2002 and 2001 and

Period from November 21, 2000 (date of incorporation) through December 31, 2002

	Year ended December 31, 2002	Year ended December 31, 2001	Period from November 21, 2000 (date of incorporation) through December 31, 2002

Cash flows from operating activities
Net loss for the period	$(60,640)	$(25,584)	$(87,224)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	—	—	—
Compensation expense contributed	12,000	12,000	24,000
Impairment charges to operations	34,030	—	34,030
Increase (Decrease) in
Accounts payable	(3,609)	5,931	2,322
Accrued interest payable	264	134	398

Net cash used in operating activities	(17,955)	(7,519)	(26,474)

Cash flows from investing activities
Cash paid to acquire website technology	(36,030)	—	(36,030)

Cash flows from financing activities
Proceeds from working capital loan	—	4,000	4,000
Cash advanced by shareholder to support operations	1,528	3,448	4,976
Proceeds from sale of common stock	5,150	46,550	52,672
Capital contributed to support operations	—	—	1,000

Net cash provided by financing activities	6,678	53,998	62,648

Increase in Cash	(47,307)	46,479	144

Cash at beginning of period	47,451	972	—

Cash at end of period	$144	$47,451	$144

Supplemental disclosure of interest and income taxes paid
Interest paid for the period	$—	$—	$—
Income taxes paid for the period	$—	$—	$—

REFOCUS GROUP, INC.

(formerly VeryBestoftheInternet.com, Inc.)

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS

Note A - Organization and Description of Business

Refocus Group, Inc. (Company) was initially incorporated as VeryBestoftheInternet.com, Inc. on November 21, 2000 under the laws of the State of Texas.

On February 18, 2003, the Company changed its state of incorporation from Texas to Delaware by means of a merger with and into a Delaware corporation formed on January 14, 2003 solely for the purpose of effecting the reincorporation.  The Certificate of Incorporation and Bylaws of the Delaware corporation are the Certificate of Incorporation and Bylaws of the surviving corporation.  Such Certificate of Incorporation changed the Company’s name to Refocus Group, Inc. and modified the Company’s capital structure to allow for the issuance of 70,000,000 total equity shares consisting of 10,000,000 shares of preferred stock and 60,000,000 shares of common stock.  Both classes of stock have a par value of $0.0001 per share.

The Company’s business plan is to be an on-line Internet website ranking service.  By accessing the Company’s “Grade The Web” website, consumers can gain, at no charge, valuable information and rankings on many of the Internet’s best sites.  On the website, both our management and our website users will assign a “letter grade” to each site surveyed, similar to grades received by many school students.  Grades assigned by our management will be unbiased assessments of various aspects of the sites, which may include the esthetics of the site, ease of navigation, and the sophistication of their technology.  We will not receive any compensation from sites that are graded on our website.  As an additional feature, our website users will be able to assign their own grade to each of the listed sites.  These grades will be averaged and listed as an additional element to help our website users further evaluate these sites.  The Company will not receive any compensation for grading a particular site, nor will we generate any revenue from the sale of merchandise off our site.

The Company intends to solely generate revenues from Internet advertisers and marketers that will pay a fee for banner advertising and direct hyperlink connections to their websites.  Graded sites may advertise on our site, but the fact that graded sites are paying to advertise on our site will be disclosed on the part of the site that evaluates and grades the site that has purchased the banner space.

The Company entered into an arrangement with InSite Productions, LLC to develop, host and maintain our “Grade The Web” Website.  The officers and directors of InSite Productions, LLC are also officers and directors of the Company.

The Company is considered in the development stage and, as such, has generated no significant operating revenues and has incurred cumulative operating losses of approximately $87,000.

Note B - Preparation of Financial Statements

The Company follows the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and has adopted a year-end of December 31.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control and preventing and detecting fraud.  The Company’s system of internal accounting control is designed to assure, among other items, that 1) recorded transactions are valid; 2) valid transactions are recorded; and 3) transactions are recorded in the proper period in a timely manner to produce financial statements which present fairly the financial condition, results of operations and cash flows of the Company for the respective periods being presented

For segment reporting purposes, the Company operated in only one industry segment during the periods represented in the accompanying financial statements and makes all operating decisions and allocates resources based on the best benefit to the Company as a whole.

Note C - Going Concern Uncertainty

The Company is considered in the development stage and, as such, has generated no significant operating revenues and has incurred cumulative operating losses of approximately $87,000.

The Company has a limited operating history, minimal cash on hand, no operations or operating revenues or profits and operates a business plan with inherent risk.  Because of these factors, our auditors have issued an audit opinion for the Company which includes a statement describing our going concern status.  This means, in our auditor’s opinion, substantial doubt about our ability to continue as a going concern exists at the date of their opinion.

The Company’s continued existence is dependent upon its ability to generate sufficient cash flows from operations to support its daily operations as well as provide sufficient resources to retire existing liabilities and obligations on a timely basis.

The Company may become dependent upon additional external sources of financing; including being dependent upon its management and/or significant stockholders to provide sufficient working capital in excess of the proceeds from the Company’s offering of equity securities in December 2001 to preserve the integrity of the corporate entity.

The Company may offer additional future sales of equity securities.  However, there is no assurance that the Company will be able to obtain additional funding through the sales of additional equity securities or, that such funding, if available, will be obtained on terms favorable to or affordable by the Company.

If no additional operating capital is received during the next twelve months, the Company will be forced to rely on existing cash in the bank and additional funds loaned by management and/or significant stockholders.  In the event, the Company is unable to generate sufficient cash flow to repay advances from management and/or significant stockholders, the party advancing funds may elect to take title to the Company’s website technology to satisfy this debt.  An action of this type would significantly negatively impact the Company’s ongoing operations.

In such a restricted cash flow scenario, the Company would be unable to complete our business plan steps, and would, instead, delay all cash intensive activities.  Without necessary cash flow, the Company may become dormant during the next twelve months, or until such time as necessary funds could be raised in the equity securities market.

While the Company is of the opinion that good faith estimates of the Company’s ability to secure additional capital in the future to reach our goals have been made, there is no guarantee that the Company will receive sufficient funding to sustain operations or implement any future business plan steps.

It is the intent of management and significant stockholders to provide sufficient working capital necessary to support and preserve the integrity of the corporate entity.  However, no formal commitments or arrangements to advance or loan funds to the Company or repay any such advances or loans exist.  There is no legal obligation for either management or significant stockholders to provide additional future funding.

Note D - Summary of Significant Accounting Policies

1. Cash and cash equivalents

For Statement of Cash Flows purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

Cash overdraft positions may occur from time to time due to the timing of making bank deposits and releasing checks, in accordance with the Company’s cash management policies.

2. Website development costs

The Company accounts for website development costs in accordance with EITF (Emerging Issues Task Force) Pronouncement 00-02 whereby preliminary website development costs are charged to expense as incurred.  Upon achieving technical and financial viability and ensuring adequate resources to complete development, the Company capitalizes all direct costs relating to the website development.  Ongoing costs for maintenance and enhancement are charged to expense as incurred.  Capitalized costs will be amortized on a straight-line basis over five years commencing upon substantial completion and commercialization of the website.

In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company follows the policy of evaluating all qualifying assets as of the end of each reporting quarter.  As of December 31, 2002, management, upon evaluation and realization that the Company’s website had not reached any of the Fiscal 2002 operational objectives, recorded an impairment of future recoverability of the recorded unamortized website development costs of approximately $34,030.

3.   Organization costs

The Company has adopted the provisions of AICPA Statement of Position 98-5, “Reporting on the Costs of Start-Up Activities” whereby all organization and initial costs incurred with the incorporation and initial capitalization of the Company were charged to operations as incurred.

4.   Income Taxes

The Company uses the asset and liability method of accounting for income taxes.  At December 31, 2002 and 2001, the deferred tax asset and deferred tax liability accounts, as recorded when material to the financial statements, are entirely the result of temporary differences.  Temporary differences represent differences in the recognition of assets and liabilities for tax and financial reporting purposes, primarily accumulated depreciation and amortization, allowance for doubtful accounts and vacation accruals.

Note E - Related Party Transactions

In December 2001, the Company entered into an agreement with InSite Productions, LLC whereby InSite would develop and maintain the Company’s website.  During the first quarter of 2002, the Company paid approximately $36,030 under this agreement for development and completion of the website.  The Company’s officers and directors are also officers and directors of InSite.

In December 2002, the Company was billed approximately $1,800 for annual website maintenance and enhancement charges by InSite Productions, Inc.  This amount was charged to operations in the accompanying financial statements.

Note F - Fair Value of Financial Instruments

The carrying amount of cash, accounts receivable, accounts payable and notes payable, as applicable, approximates fair value due to the short term nature of these items and/or the current interest rates payable in relation to current market conditions.

Interest rate risk is the risk that the Company’s earnings are subject to fluctuations in interest rates on either investments or on debt and is fully dependent upon the volatility of these rates.  The Company does not use derivative instruments to moderate its exposure to interest rate risk, if any.

Financial risk is the risk that the Company’s earnings are subject to fluctuations in interest rates or foreign exchange rates and are fully dependent upon the volatility of these rates.  The company does not use derivative instruments to moderate its exposure to financial risk, if any.

Note G - Working Capital Loan

On June 30, 2001, a minority stockholder loaned the Company $4,000 to support operations.  The note was originally due in December 2001 and the minority stockholder has modified the payment terms to make the note payable on demand.  The note is unsecured and, at the option of the holder, may be repaid in restricted, unregistered common stock of the Company at a conversion rate of $0.50 per share.

In February 2003, the same minority stockholder advanced the Company an additional $5,000 to support operations.

Note H - Income Taxes

The components of income tax (benefit) expense for the years ended December 31, 2002 and 2001, respectively, are as follows:

	December 31, 2002	December 31, 2001

Federal:
Current	$—	$—
Deferred	—	—
	—	—
State:
Current	—	—
Deferred	—	—
	—	—

Total	$—	$—

As of December 31, 2002, the Company has a net operating loss carryforward of approximately $87,000 to offset future taxable income.  Subject to current regulations, this carryforward will begin to expire in 2020.  The amount and availability of the net operating loss carryforwards may be subject to limitations set forth by the Internal Revenue Code. Factors such as the number of shares ultimately issued within a three year look-back period; whether there is a deemed more than 50 percent change in control; the applicable long-term tax exempt bond rate; continuity of historical business; and subsequent income of the Company all enter into the annual computation of allowable annual utilization of the carryforwards.

The Company’s income tax expense for the years ended December 31, 2002 and 2001 and for the period from November 21, 2000 (date of incorporation) through December 31, 2002, respectively, are as follows:

	Year ended December 31, 2001	Year ended December 31, 2002	Period from November 21, 2000 (date of incorporation) through December 31, 2002
Statutory rate applied to income before income taxes	$(8,700)	$(340)	$(9,100)
Increase (decrease) in income taxes resulting from:
State income taxes Other, including reserve for deferred tax asset and application of net operating loss carryforward	(8,700)	340	9,100

Income tax expense	$—	$—	$—

Temporary differences, consisting primarily of statutory deferrals of expenses for organizational costs and statutory differences in the depreciable lives for property and equipment, between the financial statement carrying amounts and tax bases of assets and liabilities give rise to deferred tax assets and liabilities as of December 31, 2001 and 2000, respectively:

	December 31, 2002	December 31, 2001

Deferred tax assets
Net operating loss carryforwards	$30,000	$9,000
Less valuation allowance	(30,000)	(9,000)

Net Deferred Tax Asset	$—	$—

During the years ended December 31, 2002 and 2001,the reserve for the deferred current tax asset increased by approximately $21,000 and $8,660, respectively.

Note I - Equity Transactions

On February 10, 2003, the Company’s Board of Directors approved a 5.9893386 for 1 forward stock split for all stockholders of record on February 26, 2003.  The effect of this action is reflected in the accompanying financial statements as of the first day of the first period presented.

Upon its November 21, 2000 capitalization, the Company sold an aggregate 9,720,000 pre-forward split shares of restricted, unregistered common stock (approximately 58,216,375 post-forward split shares) to its initial stockholders for gross proceeds of approximately $972.

On December 31, 2001, the Company completed the sale of an aggregate of 103,100 pre-forward split shares of its common stock (approximately 619,313 post-forward split shares) for aggregate proceeds of approximately $51,700,  in satisfaction of the minimum offering requirement of its self-underwritten public offering of securities, pursuant to a Registration Statement Under The Securities Act of 1933 on Form SB-2.  Offering proceeds were released from escrow in January 2002 pursuant to the terms of the offering as detailed in the Company’s prospectus dated October 2, 2001.  On January 29, 2002, the Company closed its self-underwritten public offering of securities.

Note J - Officer Compensation

Executive management and oversight services are provided to the Company by two controlling shareholders/officers.  These two individuals have an informal, unwritten agreement with the Company whereby they will provide their services to the Company at an annual salary of $6,000 each.  This amount is contributed as additional capital to the Company.